EXHIBIT 99.4

BRASKEM

                                   BRASKEM S.A
                         C.N.P.J No. 42 150 391/0001-70
                                NIRE 29300006939

             MINUTES OF THE 479th MEETING OF THE BOARD OF DIRECTORS
                            HELD ON NOVEMBER 05, 2003

On the 5th (fifth) of November 2003, at 2:00 (two) p.m., at the Company's offices located at Avenida das Nacoes Unidas, No. 4777, ZIP Code 05477-000, Sao Paulo/SP, the 479th meeting of Braskem's Board of Directors was held and the undersigned Board Members attended. Absent, for a justified reason, were Board Members Newton Sergio de Souza, Carlos Alberto de Meira Fontes and Francisco Teixeira de Sa, and they were replaced by their respective alternates. Also present were the President Jose Carlos Grubisich Filho, the Executive Officers Mauricio Roberto de Carvalho Ferro and Paul Elie Altit, the Secretary of the Board of Directors, Mr. Nelson Raso, and Ms. Ana Patricia Soares Nogueira. The Chairman of the Board of Directors, Pedro Augusto Ribeiro Novis, chaired the meeting, and Dr. Ana Patricia Soares Nogueira acted as secretary. AGENDA: I) PROPOSALS FOR DELIBERATION ("PD") previously delivered by the Board of Executive Officers, for review by the members of the Board of Directors, as provided in its By-laws, copies of which have been duly filed at the Company's headquarters:
1) PD.CA/BAK-16/2003 - Grant of a mortgage to Copesul - Companhia Petroquimica do Sul ("Copesul") - was unanimously approved after due deliberation and a presentation on the subject, for the purpose of authorizing the Executive Board, as soon as part of the existing mortgage granted to Petroleo Brasileiro S.A. - Petrobras on the real estate filed under registry numbers 1385 and 3876 is released, to take all actions necessary to grant the following mortgages over said real estate to Copesul: (i) a first mortgage, to secure an exchange contract between Copesul and the Company in the amount of US$72,000,000.00; and
(ii) a second mortgage, to secure the payment of an installment in the amount of R$129,368,670.00 relating to the Private Instrument of Assumption of Indebtedness, executed by and between Copesul and the Company on October 08, 2003; 2) PD.CA/BAK-17/2003 - Engagement of company to perform services related to the 2004 general stoppage of CEMAP 2 ("Stoppage") - this item was withdrawn from the agenda upon request by Board Members Margareth Feijo Brunnet and Edmundo Correia Aires, so that the Board of Directors may supplement it with more details with respect to the engagement, subject matter of the PD, with the intent of approving it at an extraordinary meeting of the Board of Directors, to be held by November 14, 2003; II) Informational Matters: 1) Presented by the responsible officers and discussed were matters in item II of the agenda. It was recorded that the Finance and the Auditing Committees of the Company's Board of Directors had met in the morning, to understand and to express their views with respect to item II.1 of the agenda, namely, Braskem's results for the 3rd Quarter of 2003, which they did, being also recorded the congratulations by all members of the Board of Directors for the results presented through the 3rd Quarter; III) Matters in Company's Interest: Nothing on record. CLOSURE OF MINUTES - No further subjects existing to be dealt with, these minutes were prepared, read, discussed and agreed to, and

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                                   BRASKEM S.A
                         C.N.P.J No. 42 150 391/0001-70
                                NIRE 29300006939

             MINUTES OF THE 479th MEETING OF THE BOARD OF DIRECTORS
                            HELD ON NOVEMBER 05, 2003


are signed by all attending Board of Members, and by the Meeting's Chairman and Secretary. Sao Paulo/SP, November 05, 2003. (Signed by: Pedro Augusto Ribeiro Novis - Chairman; Ana Patricia Soares Nogueira - Secretary; Alvaro Fernandes da Cunha Filho - Vice-President; Alvaro Pereira Novis; Cezar dos Santos; Edmundo Jose Correia Aires; Fernando de Castro Sa; Jose Augusto Mendes; Jose de Freitas Mascarenhas; Lucio Jose Santos Junior; Luiz Fernando Cirne Lima; Margareth Feijo Brunnet).

                 Conforms to the original recorded on the books



                          Ana Patricia Soares Nogueira
                                    Secretary